EXHIBIT 99.1

SUPPLEMENTAL DISCLOSURE OF PSIVIDA LIMITED, DATED SEPTEMBER 15, 2006, RELATED TO THE AMENDMENT AGREEMENT, DATED AS OF JULY 28, 2006.

THIS SUPPLEMENTAL DISCLOSURE SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN IN ANY JURISDICTION WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

IN ACCORDANCE WITH GENERAL INSTRUCTION B OF FORM 6-K, THE INFORMATION SET FORTH IN THIS SUPPLEMENTAL DISCLOSURE SHALL NOT BE DEEMED TO BE “FILED” FOR PURPOSES OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”), OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION, NOR SHALL SUCH INFORMATION BE DEEMED INCORPORATED BY REFERENCE IN ANY FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT AS SHALL BE EXPRESSLY SET FORTH BY SPECIFIC REFERENCE IN SUCH A FILING. THE INFORMATION SET FORTH IN THIS SUPPLEMENTAL DISCLOSURE SHALL NOT BE DEEMED AN ADMISSION AS TO THE MATERIALITY OF ANY INFORMATION IN THIS SUPPLEMENTAL DISCLOSURE.

The following is a summary of the terms of the transactions contemplated by the Amendment Agreement. This summary is not intended to be complete and is qualified in its entirety by reference to the attachments to this Supplemental Disclosure.

1. Amendment Agreement

pSivida Limited (“pSivida”) and an institutional investor (the “Investor”) entered into an Amendment Agreement dated as of July 28, 2006, providing for the exchange of the Subordinated Convertible Note, dated November 16, 2005, purchased in connection with the Securities Purchase Agreement, dated October 5, 2005, by and between the same parties, for an Amended and Restated Subordinated Convertible Note and warrants.

Under the Amendment Agreement, pSivida will exchange with the Investor its original Subordinated Convertible Note for an Amended and Restated Convertible Note in the amount of $12.5 million that is secured by certain royalty payments and a warrant exercisable for up to 5,700,000 American Depositary Shares (ADSs) of pSivida and will pay the Investor $3.5 million in partial satisfaction and redemption of the original Subordinated Convertible Note, any accrued and unpaid interest on the Subordinated Convertible Note, and any penalties incurred as a result of the delay in effectiveness of the registration statement filed in connection with the Securities Purchase Agreement.

The Amendment Agreement was furnished on pSivida’s Form 6-K filed on July 31, 2006. The Amendment Agreement contains representations and warranties that pSivida and the Investor made to each other as of the date of the Amendment Agreement or other specific dates, and such representations and warranties should not be relied upon by any other person.

2. Amended and Restated Convertible Note

The following is a summary of the terms of the note:

•	The note has a face value of US$12,500,000.

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The note may be converted by the holder into ADSs at any time prior to the third anniversary of the date of the original issuance of the note. The number of shares to be issued upon conversion of the note is to be calculated by dividing the face value of the note to be converted (and any accrued but unpaid interest on the note) by the conversion price, as adjusted, of the ADSs.

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The conversion price is US$2.00 per ADS and may be adjusted under certain circumstances, including, among others, in the event pSivida issues securities at a lower price than the price at which the note may be converted and based on the market price of pSivida’s ADSs on April 30, 2007.

•	The note matures on November 16, 2008 and bears interest at the rate of 8% per annum.

•	Under certain circumstances, pSivida may make interest payments in the form of ADSs.

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The note contains certain events of default which allow the Investor to accelerate the maturity of the note and permit the Investor to force payment of the note in the event of a change of control of pSivida.

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pSivida has the right, in certain specified circumstances, to force the Investor to convert the note into ADSs, including if the ADSs are trading at 200% of the conversion price during a specified period.

•	The Investor has the right to require pSivida to prepay up to 50% of the original principal amount (i.e., $6,250,000) on July 31, 2007 and January 31, 2008.

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pSivida may redeem the note, at its option, in whole or in part at any time at a price equal to 108% of the outstanding principal to be redeemed. In connection with any such redemption, pSivida will issue warrants exercisable for a number of shares equal to 30% of such redemption amount divided by the then applicable conversion price.

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There is a limit of 4.99% in respect of the Investor and its affiliates’ beneficial ownership in pSivida, which may prevent it from converting part of the note (this limit may be increased or decreased by the Investor upon written notice to pSivida).

•	The note contains various negative covenants, including limitations on the incurrence of debt and liens, and the maintenance of certain cash levels.

The Form of Amended and Restated Convertible Note was furnished on pSivida’s Form 6-K filed on July 31, 2006. The final version of the Amended and Restated Convertible Note is furnished on the Form 6-K to which this Supplemental Disclosure is also an Exhibit.

3. Guaranty, Collateral Assignment and Acknowledgment of Collateral Assignment

The following is a summary of the security interest granted by pSivida to the Investor:

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The indebtedness represented by the note will be secured by a first priority lien on the royalty payments received by pSivida Inc., pSivida’s wholly-owned U.S. subsidiary, from Bausch & Lomb Incorporated pursuant to a license agreement.

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In order to effect the security interest, pSivida Inc. entered into the Collateral Assignment assigning its rights under the license agreement to the Investor. pSivida Inc. also entered into a Guaranty obligating it to guarantee the obligations of pSivida under the Note.

•	Bausch & Lomb Incorporated consented to the assignment of rights pursuant to the Collateral Assignment.

•	The security interest shall be released upon pSivida’s satisfaction of the note.

The Guaranty, Collateral Assignment and Acknowledgment and Agreement of Licensee Regarding Collateral Assignment are furnished on the Form 6 K to which this Supplemental Disclosure is also an Exhibit to provide investors with information regarding their terms. These agreements contain representations and warranties made between pSivida, pSivida Inc., the Investor and Bausch & Lomb Incorporated as of the date of the such documents or other specific dates, and such representations and warranties should not be relied upon by any other person.

4. Warrants:

The following is a summary of the terms of the warrants:

•	The warrants constitute options to acquire up to 5,700,000 ADSs at any time on or before the fifth anniversary of the issuance of the warrant.

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The per ADS exercise price under the warrant is US$1.80 and may be adjusted under certain circumstances, including, among others, in the event pSivida issues securities at a lower price than the price at which the warrant may be exercised or pSivida makes a pro rata issuance to shareholders.

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There is a limit of 4.99% in respect of the Investor and its affiliates’ beneficial ownership in pSivida, which may prevent it from exercising part of the warrant (this limit may be increased or decreased by the Investor upon written notice to pSivida).

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If there is a fundamental transaction (such as a transaction which involves a change in control of pSivida or a transfer of substantially all of its assets), pSivida will use its best endeavors to procure that the successor entity assumes all of the obligations of pSivida under the warrant.

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Additional warrants will be issued in the event that pSivida redeems all or a portion of the note in connection with an optional redemption or a sale of collateral. Such warrants will have an exercise price based on the average market price prior to their issuance.

The Form of Series A Warrant and Form of Series B Warrant were furnished on pSivida’s Form 6-K filed on July 31, 2006.

5. Amended and Restated Registration Rights Agreement:

The following is a summary of the amendments to the registration rights agreement:

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The effectiveness deadline for registering shares issuable pursuant to the note and warrants issued in November 2005 will be extended to October 15, 2006. If pSivida's registration statement is not effective by that date, pSivida will pay additional penalties of $765,000 and, from October 15, 2006 until the date on which the effectiveness failure is cured, 2.0% of the outstanding principal amount of the note per thirty day period.

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The effectiveness deadline for registering shares issuable pursuant to the warrants issued on September 14, 2006 will be December 31, 2006. If pSivida's registration statement registering those shares is not effective by that date, pSivida must pay penalties of 7.5% of the outstanding principal amount of the note and, from December 31, 2006 until the date on which the effectiveness failure is cured, 1.0% of the outstanding principal amount of the note per thirty day period.

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Subsequent registration of shares issuable pursuant to the warrants is required if certain events occur with respect to the trading volume or weighted average trading price of pSivida’s ordinary shares on the Australian Stock Exchange.

The Form of Amended and Restated Registration Rights Agreement was furnished on pSivida’s Form 6-K filed on July 31, 2006. The final version of the Amended and Restated Registration Rights Agreement is furnished on the Form 6-K to which this Supplemental Disclosure is also an Exhibit.